As filed with the Securities and Exchange Commission on August 30, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INVENTRUST PROPERTIES CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

46124J 102

(CUSIP Number of Class of Securities)

Thomas P. McGuinness

President and Chief Executive Officer

InvenTrust Properties Corp.

3025 Highland Parkway

Downers Grove, Illinois 60515

(855) 377-0510

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Cathy A. Birkeland	Christy L. David
Latham & Watkins LLP	Executive Vice President, General Counsel and Secretary
330 North Wabash Avenue	InvenTrust Properties Corp
Suite 2800	3025 Highland Parkway
Chicago, Illinois 60611	Downers Grove, Illinois 60515
(312) 876-7700	(855) 377-0510

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee*:
$75,000,000(a)	$9,337.50(b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.
(b)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, equals $124.50 per million dollars of the aggregate value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 9,337.50	Filing Party:	InvenTrust Properties Corp.
Form or Registration No.:	005-85811	Date Filed:	August 15, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2018 (collectively, with Amendment No. 1, the “Schedule TO”) by InvenTrust Properties Corp., a Maryland corporation (the “Company”), to purchase for cash up to $75 million, or up to 37.5 million shares, in value of shares of the Company’s common stock, par value $0.001 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the dollar volume by up to approximately $30.9 million assuming a purchase price at the low end of the range or $48.0 million assuming a purchase price at the high end of the range) without amending or extending the offer in accordance with rules promulgated by the SEC, at a price specified by the tendering stockholders of not greater than $3.10 or less than $2.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) and Important Instructions and Information, copies of which were filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, to this Schedule TO (which, together with any amendments of supplements thereto, collectively constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 9.

The information in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 9 of this Tender Offer Statement on Schedule TO and is hereby amended and supplemented as follows:

1. The first line of the heading on the first page of the Offer to Purchase that reads “OFFER TO PURCHASE UP TO $75 MILLION” is deleted in its entirety and is replaced with the following:

“OFFER TO PURCHASE UP TO $75 MILLION (UP TO 37.5 MILLION SHARES)”.

2. The first sentence of the first paragraph of the Offer to Purchase under the heading “Dear Stockholder” is deleted in its entirety and replaced with the following:

“InvenTrust Properties Corp. (the “Company”) is offering to purchase shares of the Company’s common stock, par value $0.001 per share (“Shares” or “Common Stock”), for cash in an amount up to $75 million, or up to 37.5 million Shares, at a price per Share specified by the tendering stockholders of not greater than $3.10 or less than $2.00 per Share, net to the seller in cash less the withholding of any applicable taxes and without interest, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal included with this Offer to Purchase (the “Letter of Transmittal”) and the related Important Instructions and Information included with this Offer to Purchase.

3. The following sentence is inserted between the third and fourth sentences of the paragraph, titled “Proration,” of Section 1 of the Offer to Purchase:

“However, we and the Paying Agent will use reasonable best efforts to commence payment for any Shares purchased pursuant to the Offer within four (4) business days of the Expiration Date.”

4. The last sentence of the first paragraph of Section 4 of the Offer to Purchase, titled “Withdrawal Rights,” is deleted in its entirety and is replaced with the following:

“Stockholders may also withdraw Shares tendered at any time on or after October 10, 2018 if their Shares have not been accepted for payment prior to that time.”

5. The following sentence is inserted between the second and third sentences of the third paragraph of Section 5 of the Offer to Purchase, titled “Purchase and Payment for Tendered Shares:”

“However, we and the Paying Agent will use reasonable best efforts to commence payment for any Shares purchased pursuant to the Offer within four (4) business days of the Expiration Date.”

Item 10. Financial Statements.

Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration offered by the Company to purchase the Company’s Shares consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11. Additional Information.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Item 11 of this Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 15, 2018

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Important Instructions and Information

(a)(1)(D)	Odd Lot Certification Form

(a)(1)(E)	Form of “Not In Good Order” Letter to Stockholders

(a)(1)(F)	Form of Withdrawal Letter

(a)(1)(G)	Form of Payment Letter

(a)(1)(H)	Form of Rejection Letter

(a)(1)(I)	Form of Letter Notifying Shareholder of Late Receipt of Letter of Transmittal

(a)(2)(A)	Press Release issued August 15, 2018

(d)(A)	The Inland American Real Estate Trust, Inc. 2014 Share Unit Plan (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K, as filed by the Company with the SEC on September 22, 2014).

(d)(B)	Form of Inland American Real Estate Trust, Inc. Share Unit Award Agreement (Contingency) (incorporated by reference to Exhibit 10.9 to the Company’s Form 8-K, as filed by the Company with the SEC on September 22, 2014)

(d)(C)	InvenTrust Properties Corp. 2015 Incentive Award Plan (incorporated by reference to Exhibit 99.1 to the Company’s Form S-8 Registration Statement, as filed by the Company with the SEC on June 19, 2015)

(d)(D)	First Amendment to InvenTrust Properties Corp. 2015 Incentive Award Plan (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q, as filed by the Company with the SEC on August 15, 2016)

(d)(E)	Form of Time-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q, as filed by the Company with the SEC on August 15, 2016)

(d)(F)	Form of Director Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-Q, as filed by the Company with the SEC on August 15, 2016)

(d)(G)	InvenTrust Properties Corp. Director Compensation Program (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q, as filed by the Company with the SEC on November 12, 2015)

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2018	InvenTrust Properties Corp.

	By:	/s/ Thomas P. McGuinness
Thomas P. McGuinness President and Chief Executive Officer